EXHIBIT 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended January 31,
(in thousands)	2015	2014	2013	2012	2011

Earnings from continuing	$737,537	$254,866	$643,576	$664,951	$547,434
operations before
income taxes
Fixed charges, less	134,822	133,315	120,054	114,156	100,634
capitalized interest
Total earnings as defined	$872,359	$388,181	$763,630	$779,107	$648,068

Fixed Charges:
Interest expense before	$58,931	$59,599	$55,073	$43,256	$48,255
capitalization of interest [a]
Estimated interest portion	76,894	74,455	65,493	71,648	52,296
of rent expense
Total fixed charges [b]	$135,825	$134,054	$120,566	$114,904	$100,551

Ratio of Earnings to	6.4x	2.9x	6.3x	6.8x	6.4x
Fixed Charges

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.